UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For July 2015	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada  T2G 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.2, 99.3 and 99.4 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the  Securities Act of 1933: Form F-3D (File No. 333-202165), Form F-10 (File No. 333-196696), Form F-10 (File No. 333-202130) and Form S-8 (File No. 333-163397).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2015
CENOVUS ENERGY INC.
(Registrant)

	By:	/s/ Elizabeth A. McNamara
		Name:	Elizabeth A. McNamara
		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated July 30, 2015

99.2	Management’s Discussion and Analysis dated July 29, 2015 for the period ended June 30, 2015

99.3	Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2015

99.4	Supplemental Financial Information (unaudited) — Consolidated Interest Coverage Ratios Exhibit to June 30, 2015 Interim Consolidated Financial Statements

99.5	Form 52-109F2 Full Certificate, dated July 30, 2015, of Brian C. Ferguson, President & Chief Executive Officer

99.6	Form 52-109F2 Full Certificate, dated July 30, 2015, of Ivor M. Ruste, Executive Vice-President & Chief Financial Officer